SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NEXTEST SYSTEMS CORPORATION

(Name of Subject Company (Issuer))

TERADYNE, INC.

NAC EQUIPMENT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

653339101

(CUSIP Number of Class of Securities)

Eileen Casal, Esq.

600 Riverpark Drive

North Reading, Massachusetts 01864

(978) 370-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit	Description

99.1	Transcript of the Investor Call on December 12, 2007 regarding Announcement of the Merger Agreement among Teradyne, Inc., NAC Equipment Corporation and Nextest Systems Corporation

IMPORTANT INFORMATION

This Schedule TO-C is neither an offer to purchase nor a solicitation of an offer to sell shares of Nextest Systems Corporation (“Nextest”). NAC Equipment Corporation (the “Merger Sub”) has not commenced the tender offer for the shares of Nextest stock described in this communication.

Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Nextest will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Teradyne, Inc. by directing a request to Investor Relations, Teradyne, Inc., 600 Riverpark Drive, North Reading, Massachusetts 01864, or from Nextest Systems Corporation by directing a request to Investor Relations, Nextest Systems Corporation, 875 Embedded Way, San Jose, California 95138.